UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
                          (Rule 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 3)



                          CHATTEM, INC.
                         (Name of Issuer)


                 Common Stock, without par value
                  (Title of Class of Securities)


                           162456 10 7
                          (CUSIP Number)

                      Marion A. Cowell, Jr.
     Executive Vice President, Secretary and General Counsel
                     First Union Corporation
                      One First Union Center
               Charlotte, North Carolina 28288-0013
                         (704) 374-6828

                         with a copy to:

                         Ted A. Gardner
                      Senior Vice President
                First Union Capital Partners, Inc.
                      One First Union Center
                301 S. College Street - 5th Floor
               Charlotte, North Carolina 28288-0732
                         (704) 374-4769
          (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                        October 28, 1997
               (Date of Event Which Requires Filing
                        of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .

                        Page 1 of 16 Pages

CUSIP No. 162456 10 7
13D
Page 2 of 16 Pages




                                     1
NAME OF REPORTING PERSON                 First Union Capital Partners, Inc.
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON



                                     2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)


                                     3
SEC USE ONLY




                                     4
SOURCE OF FUNDS*                                                     WC


                                     5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                     6
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   VIRGINIA




NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                     7
SOLE VOTING POWER

                                                                          0



                                     8
SHARED VOTING POWER

                                                                    570,282



                                     9
SOLE DISPOSITIVE POWER

                                                                          0



                                    10
SHARED DISPOSITIVE POWER

                                                                    570,282


                                    11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    570,282


                                    12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




                                    13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       6.3%


                                    14
TYPE OF REPORTING PERSON*

                                                                         CO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 162456 10 7
13D
Page 3 of 16 Pages




                                     1
NAME OF REPORTING PERSON                          First Union National Bank
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



                                     2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)


                                     3
SEC USE ONLY




                                     4
SOURCE OF FUNDS*                                                         AF


                                     5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                     6
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       National Association




NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                     7
SOLE VOTING POWER

                                                                          0



                                     8
SHARED VOTING POWER

                                                                    570,282



                                     9
SOLE DISPOSITIVE POWER

                                                                          0



                                    10
SHARED DISPOSITIVE POWER

                                                                    570,282


                                    11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    570,282


                                    12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




                                    13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       6.3%


                                    14
TYPE OF REPORTING PERSON*

                                                                         BK


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 162456 10 7
13D
Page 4 of 16 Pages




                                     1
NAME OF REPORTING PERSON                           First Union Corporation
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



                                     2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)


                                     3
SEC USE ONLY




                                     4
SOURCE OF FUNDS*                                                         AF


                                     5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                     6
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             NORTH CAROLINA




NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                     7
SOLE VOTING POWER

                                                                          0



                                     8
SHARED VOTING POWER

                                                                    570,282



                                     9
SOLE DISPOSITIVE POWER

                                                                          0



                                    10
SHARED DISPOSITIVE POWER

                                                                    570,282


                                    11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    570,282


                                    12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




                                    13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       6.3%


                                    14
TYPE OF REPORTING PERSON*

                                                                         HC


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note:

       This Amendment No. 3 to Schedule 13D amends and supplements certain information set forth in the Amendment No. 2 to Schedule 13D filed by First Union Capital Partners, Inc., First Union National Bank of Virginia, N.A., First Union Corporation of Virginia and First Union Corporation with the Securities and Exchange Commission (the "Commission") on June 20, 1997. On July 31, 1997, First Union National Bank of Virginia, N.A. merged into First Union National Bank, and First Union Corporation of Virginia merged into First Union Corporation. Following such mergers, First Union Capital Partners, Inc. is a wholly-owned subsidiary of First Union National Bank, which is a wholly-owned subsidiary of First Union Corporation.

Item 2.     Identity and Background.

       Item 2(a) of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       (a) This Statement is being jointly filed by First Union Capital Partners, Inc., a Virginia corporation ("FUCP"), by virtue of its direct beneficial ownership of Common Stock, and First Union National Bank, a national association and successor by merger to Dominion Bank, N.A. ("FUNB"), and First Union Corporation, a North Carolina corporation ("FTU"), by virtue of their indirect beneficial ownership of Common Stock through their direct and indirect ownership of FUCP. The foregoing entities are collectively referred to herein as the "Reporting Persons."

       Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

       Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

       (b) The address of the principal business and principal office of FUCP is One First Union Center, 301 South College Street, 5th Floor, Charlotte, North Carolina 28288-0732. The address of the principal business and principal office of FUNB and FTU is One First Union Center, 301 South
 College Street, Charlotte, North Carolina 28288-0732.

       (c) FUCP, a wholly-owned subsidiary of FUNB, is engaged principally in the business of venture capital investing. FUNB, which is engaged principally in the business of banking, is a wholly-owned subsidiary of FTU. FTU is a bank holding company which is principally engaged in the business of banking through its subsidiaries.

       (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Not applicable.

Item 4.     Purpose of Transaction.

       Item 4 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       FUCP purchased the Common Stock pursuant to the Purchase Agreement solely for investment purposes. As of the date of this Statement, FUCP is the direct beneficial owner of 570,282 shares of Common Stock, representing approximately 6.3% of the Company's Common Stock. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions) and subject to certain agreements with the Company with respect to the transfer or acquisition of Common Stock which are described below, FUCP may from time to time purchase additional securities of the Company or FUCP may actively seek to dispose of all or a portion of its investment in the Company (a) through sales to other institutional or accredited investors in privately negotiated transactions, (b) through sales pursuant to Rule 144 under the Securities Act of 1933 or (c) by exercise of its rights to require the Company to register shares of Common Stock held by it under the Securities Act of 1933.


       Pursuant to the Purchase Agreement, FUCP has agreed that unless otherwise approved in writing by the Company, the aggregate purchase price of Common
 Stock held at any one time by FUCP and its Affiliates will not exceed $15 million.
       Pursuant to the Purchase Agreement, FUCP has agreed that unless otherwise consented to in writing by the Company, FUCP will not transfer Purchased Shares constituting more than 5% of the total shares of Common
 Stock then issued and outstanding to any one Person or "group" (as such term is used under Section 13(d) of the Securities Exchange Act) of Persons.

       The summary of certain provisions of the Purchase Agreement set forth in this Item 4 and elsewhere in this Statement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement set forth in Exhibit A previously filed as part of this
 Schedule 13D.

       In addition, pursuant to a Registration Agreement, dated as of June 11, 1993 (the "Registration Agreement") by and between FUCP and the Company, FUCP has been granted certain demand and piggyback registration rights with respect to the Common Stock. The Registration Agreement has been previously filed as Exhibit B to this Schedule 13D.

       Except as set forth in this Item 4 and elsewhere in this Statement, neither the Reporting Persons nor, to the best knowledge of such Reporting Persons, any of the persons named in Schedule A to this Statement, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exhange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       (a) After giving effect to the transactions described in Item 5(c) below, FUCP is the beneficial owner of 570,282 shares of Common Stock, representing approximately 6.3% of the Company's Common Stock.

       By virtue of the relationship between FUCP and FUNB described in Item 2, FUNB may be deemed to be the indirect beneficial owner of the 570,282 shares of Common Stock beneficially owned by FUCP.

       By virtue of the relationship between FUCP, FUNB and FTU described in
 Item 2, FTU may be deemed to be the indirect beneficial owner of the 570,282 shares of Common Stock beneficially owned by FUCP.

       The percentages calculated in this Item 5 are based upon 9,080,747 shares of Common Stock outstanding as of October 8, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1997).

       In addition to the holdings listed above, subsidiaries of FTU act as custodian for two accounts which hold an aggregate of 4,875 shares of the Company's Common Stock, or approximately .05% of the aggregate outstanding shares. The Reporting Persons disclaim beneficial ownership with respect to such shares.

       (b) FUCP has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 570,282 shares of Common Stock beneficially owned by FUCP.

       By virtue of the relationship between FUCP and FUNB described in Item 2, FUNB may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 570,282 shares of Common Stock beneficially owned by FUCP.

       By virtue of the relationship between FUCP, FUNB and FTU described in
 Item 2, FTU may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 570,282 shares of Common Stock beneficially owned by FUCP.

       (c) Other than as described below, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Statement, has effected any transaction in shares of Common Stock during the past 60 days.

       On October 28, 1997, FUCP sold, in an open market transaction, 100,000 shares of Common Stock that FUCP acquired pursuant to the Purchase Agreement at a price per share of $16.00. FUCP paid normal and customary brokerage commissions in connection with such transaction.

       In addition, on June 17, 1994, FUCP acquired warrants to purchase 69,530 shares of Common Stock in connection with its purchase of $12,500,000 of the Company's subordinated notes. The source of funds for the purchase of such subordinated notes was from working capital. On October 12, 1994, FUCP sold $5,000,000 of the subordinated notes, along with warrants to purchase 27,812 shares of Common Stock (the pro rata percentage of warrants attached to the notes being sold), for an aggregate price of $4,825,000. Anti-dilution adjustments in 1996 caused (a) the number of shares issuable upon exercise of the warrants to be increased from 41,718 to 43,929 and (b) the exercise price per share to be decreased from $7.15 to $6.79 per share. FUCP exercised all 43,929 warrants on September 4, 1997. FUCP sold these 43,929 shares of Common Stock on September 15, 1997 in an open market transaction at a price of $17.125 per share. Although the amount of warrants (and shares issued upon the exercise of such warrants) owned by FUCP has at all times represented less than one percent of the outstanding Common Stock of the Company, the Reporting Persons are reporting such transactions in this Item 5(c) because such transactions have not previously been reported in this
 Schedule 13D or any amendment thereto.

       After giving effect to the transactions described in this Item 5(c), the beneficial ownership of the securities of the Company by the Reporting Persons is as set forth in Item 5(a) above.

       (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

       (e)  Not applicable.

                              SIGNATURE


  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies (on behalf of itself and each of First Union National Bank and First Union Corporation) that the information set forth in this statement is true, complete and correct.



                           November 5, 1997

                           FIRST UNION CAPITAL PARTNERS, INC.


                           By:         /s/ Ted A. Gardner
                              Name: Ted A. Gardner
                              Title:    Senior Vice President

                              SCHEDULE A

              INFORMATION AS TO DIRECTORS AND EXECUTIVE
                  OFFICERS OF THE REPORTING PERSONS





     NAME


                           BUSINESS (B)* OR
                            RESIDENCE (R)
                               ADDRESS
                      OCCUPATION OR EMPLOYMENT,
                     NAME OF EMPLOYER, BUSINESS
                       OF EMPLOYER, ADDRESS OF
                               EMPLOYER


FIRST UNION CAPITAL PARTNERS, INC.

DIRECTORS



Robert T. Atwood
                                 (1)
Executive Vice President, Chief Financial
Officer, FTU (1)


Marion A. Cowell, Jr.
                                 (1)
Executive Vice President, General Counsel
& Secretary, FTU (1)


EXECUTIVE OFFICERS




W. Barnes Hauptfuhrer
                                 (1)
President (1)


Robert T. Atwood
                                 (1)
Executive Vice President (1)


David B. Carson
                                 (1)
Senior Vice President (1)


Jay M. Chernosky
                                 (1)
Senior Vice President (1)


James C. Cook
                                 (1)
Senior Vice President (1)


Amiel David
                                 (1)
Senior Vice President (1)


Frederick W. Eubank, III
                                 (1)
Senior Vice President (1)


Ted A. Gardner
                                 (1)
Senior Vice President (1)


L. Watts Hamrick, III
                                 (1)
Senior Vice President (1)


James H. Hatch
                                 (1)
Senior Vice President & Secretary (1)


Kent S. Hathaway
                                 (1)
Senior Vice President & Treasurer (1)


James M. Kipp
                                 (1)
Senior Vice President (1)


David Neal Morrison
                                 (1)
Senior Vice President (1)


Scott B. Perper
                                 (1)
Senior Vice President (1)


Kevin J. Roche
                                 (1)
Senior Vice President (1)


Kenneth R. Stancliff
                                 (1)
Senior Vice President (1)



FIRST UNION NATIONAL BANK

DIRECTORS



Edward E. Crutchfield
                                 (2)
Chairman and Chief Executive Officer, FTU


Anthony P. Terracciano
                                 (2)
President, FTU


John R. Georgius
                                 (2)
Vice Chairman, FTU


Marion A. Cowell, Jr.

                                 (2)
Executive Vice President and
Chief Financial Officer, FTU


Robert T. Atwood
                                 (2)
Executive Vice President and
Chief Financial Officer, FTU







EXECUTIVE OFFICERS



Edward E. Crutchfield
                                 (2)
Chief Executive Office and Chairman


Anthony P. Terracciano
                                 (2)
President


John R. Georgius
                                 (2)
Vice Chairman


Marion A. Cowell, Jr.
                                 (2)
Secretary and Executive Vice President


Robert T. Atwood
                                 (2)
Chief Financial Officer and
Executive Vice President



FIRST UNION CORPORATION (3)

DIRECTORS



A. Dano Davis
(R)
4861 Ortega Blvd.
Jacksonville, FL
32210

Chairman & Principal Executive Officer
Winn-Dixie Stores, Inc., retail grocery
stores
5050 Edgewood Court
Jacksonville, FL  32254




Roddy Dowd, Sr.
(R)
1242 Queens Road
West
Charlotte, NC 28207
Chairman, Charlotte Pipe and Foundry
Company, a manufacturer of pipe and
fittings
P O Box 35430
Charlotte, NC 28235



William H. Goodwin, Jr.
(R)
6701 River Road
Richmond, VA 23229
Chairman, CCA Industries, a manufacturer of sports and other equipment and diversi-fied holding company
901 East Cary Street, Suite 1400
Richmond, VA 23219



Jack A. Laughery
(R)
1750 Hunter Hill
Road
Rocky Mount, NC
27804
Chairman, Laughery Investments, a
restaurant developer
800 Tiffany Boulevard, Suite 305
Rocky Mount, NC 27804



Radford D. Lovett
(R)
129 Ponte Vedra
Blvd.
Ponte Vedra Beach,
FL 32082
Chairman, Commodores Point
Terminal Corp., an operator of a marine
terminal and a real estate management
company
1600 Independent Square
Jacksonville, FL 32202



Randolph N. Reynolds
(R)
860 S River Road
Richmond, VA 23229
Vice Chairman, Reynolds Metals
Company, an aluminum manufacturer
6601 W. Broad Street
Richmond, VA 23261



John D. Uible
(B)
225 Water Street,
Ste. 840
Jacksonville, FL
32202

Investor


G. Alex Bernhardt, Sr.
(R)
7120 Green Hill
Circle
Blowing Rock, NC
28605
Chairman and Chief Executive Officer,
Bernhardt Furniture Company, furniture
manufacturing
P O Box 740
Lenoir, NC 28645



W. Waldo Bradley
(R)
Sylvan Island
Savannah, GA 31404
Chairman, Bradley Plywood Corporation,
wholesale distributor of building
materials
P O Box 1408
Savannah, GA 31402-1408



Howard H. Haworth
(R)
1340 Scotland
Avenue
Charlotte, NC 28201
President, The Haworth Group and The
Haworth Foundation, Inc.,
investments
P O Box 15369
Charlotte, NC 28211



Leonard G. Herring
(R)
310 Coffey Street
North Wilkesboro,
NC 28659

Investor
P O Box 427
North Wilkesboro, NC 28659


Mackey J. McDonald
(R)
1821 Museum Road
Wyomissing, PA
19610

President & Chief Executive Officer,
VF Corporation,
apparel manufacturing
1047 North Park Road
Wyomissing, PA  19610


Lanty L. Smith
(R)
1401 Westridge Road
Greensboro, NC
27401
Chairman and Chief Executive
Officer, Precision Fabrics Group, Inc., a manufacturer of technical, high-performance textile products
301 North Elm Street, Ste. 600
Greensboro, NC 27401



Dewey L. Trogdon
(R)
P O Box 1477
Banner Elk, NC
28604
Chairman, Cone Mills Corporation, a textile manufacturer
1201 Maple Street
Greensboro, NC 27405



Robert J. Brown
(R)
1129 Pennywood
Drive
High Point, NC
27265
Chairman, President and Chief Executive
Officer, B&C Associates, Inc., a public
relations and marketing research firm
P O Box 2636
High Point, NC 27261



Edward E. Crutchfield,
Jr.
                                 (4)
Chairman and Chief Executive Officer, First
Union Corporation (4)



R. Stuart Dickson
(R)
2235 Pinewood
Circle
Charlotte, NC 28211
Chairman of the Executive Committee,
Ruddick Corporation, a diversified holding company
2000 Two First Union Center
Charlotte, NC 28282



B. F. Dolan
(B)
1990 Two First
Union Center
Charlotte, NC 28282

Investor


John R. Georgius
                                 (4)
Vice Chairman, First Union Corporation (4)



Max Lennon
(R)
President's Home
Mars Hill College
Mars Hill, NC 28754
President, Mars Hill College
50 Marshall Street
Mars Hill, NC 28754



Ruth G. Shaw
(R)
288 Avinger Lane
Davidson, NC 28036
Senior Vice President, Corporate Resources and Chief Administrative Officer, Duke
Power Company, an investor-owned electric utility
P O Box 1009
Charlotte, NC 28201-1009



B. J. Walker
                                 (4)
Vice Chairman, First Union Corporation (4)



Edward E. Barr
(R)
560 Illingworth
Avenue
Englewood, NJ
07631
Chairman, President & Chief Executive
Officer, Sun Chemical Corporation, a
graphic arts materials manufacturer
222 Bridge Plaza South
Fort Lee, NJ 07024



Arthur M. Goldberg
(R)
P O Box 71856
Las Vegas, NV
89170-1836
Executive Vice President & President of
Gaming Operations, Hilton Hotels Corpora-tion, lodging and casinos
Beverly Hills, CA



Frank M. Henry
(R)
753 Ransom Road
Dallas, PA 18612
Chairman, Frank Martz Coach Company,
bus transportation
P O Box 1007
Wilkes-Barre, PA 18773



Joseph Neubauer
(R)
210 Rittenhouse
Square, W.
Apt. 3106
Philadelphia, PA
19103
Chairman, President & Chief
Executive Officer, ARAMARK Corpora-
tion, provider or manager of food, leisure, uniform, health education & distribution services
ARA Tower, 1101 Market St.
Philadelphia, PA 19107



Charles M. Shelton, Sr.
(R)
4417 Fox Brook Lane
Charlotte, NC 28211
General Partner, The Shelton
Companies, investments
301 S. College St., Suite 3600
Charlotte, NC 28202



Anthony P. Terracciano
                                 (4)
President, First Union Corporation (4)


__________________________
     * The business addresses for such persons are provided in the next column.

     (1) All of the FUCP executive officers and directors can be reached c/o First Union Capital Partners, Inc., One First Union Center, 301 South College Street, 5th Floor, Charlotte, North Carolina 28222-0732.

     (2) Correspondence to such director or executive officer of FUNB may be sent c/o First Union National Bank, 301 South College Street, 5th Floor, Charlotte, North Carolina 28222-0732.

     (3) All of the FTU executive officers are listed elsewhere in this Schedule A.

     (4) First Union Corporation is registered as a bank holding company, and the address of its principal executive office is One First Union Center, Charlotte, North Carolina 28288 (which is the business address of such director or executive officer).

CITIZENSHIP: All of the directors and executive officers of each of the Reporting Persons are U.S.
citizens.

                                  EXHIBIT INDEX


Exhibit
Description
Page


A
Stock Purchase Agreement, dated as of June 11,
1993 by and between Chattem, Inc., and First
Union Capital Partners, Inc.
*


B
Registration Agreement, dated as of June 11,
1993 by and between Chattem, Inc., and First
Union Capital Partners, Inc.
*


C
Joint Filing Agreement dated as of June 11, 1993
by and among First Union Capital Partners, Inc.,
Dominion Bank, N.A. (now First Union National
Bank), First Union Corporation of Virginia and
First Union Corporation.
*


*  Filed as an Exhibit to the Reporting Person's Schedule 13D filed June 18,
1993.